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                                                Filed by Alteon WebSystems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

      Subject Company:  Alteon WebSystems, Inc. -- Commission File No: 000-27247



  Information Distributed by Alteon WebSystems, Inc. Via its Internal Website
         Regarding the Expected Merger with Nortel Networks Corporation
                               September 1, 2000



                                   Merger FAQ

Q) When do we expect the merger to close?

A) The required Alteon stockholder vote will be held on October 4, 2000. We expect to close the merger shortly after approval by Alteon stockholders.

Q) What is the status of the U.S. government's antitrust review of the merger?

A) We have been notified by the appropriate government agencies that they have granted early termination of the waiting period required under the Hart-Scott-Rodino Act. However, we still must receive regulatory clearance from several other countries.

Q) When will Alteon stockholders receive the materials they need to participate in the stockholder vote?

A) Stockholder materials were mailed commencing on August 30, 2000.

Q) Is there any possibility that the deal will fall apart or that the share exchange ratio will change?

A) Nortel Networks has the right to terminate the merger agreement in the event that material, adverse circumstances of which they were previously unaware arise with respect to Alteon's business. Alteon management considers this to be highly unlikely. Also, more than 50% of the outstanding Alteon shares must be voted in favor of the merger during the stockholder vote. Alteon management considers stockholder approval to be highly likely. The share exchange ratio is fixed and will not change, assuming the merger is approved.

Q) What will happen to the Alteon ESPP?

A) Employees currently enrolled in the Alteon ESPP will remain in that program, with the share price adjusted appropriately to reflect that Nortel Networks shares are being purchased instead of Alteon shares, until the offering period in which they are enrolled expires. Employees who are not currently enrolled in the Alteon ESPP, as well as currently enrolled employees after their Alteon ESPP offering period expires, will be eligible to enroll in the Nortel Networks ESPP, subject to meeting the requirements of that plan.

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Q) Will Alteon employees get Nortel Networks benefits?

A) We are currently evaluating the Nortel Networks benefits package vis-a-vis the Alteon package. Our hope is that we will be able to retain Alteon benefits where they are superior while gaining the advantage of Nortel Networks benefits where they are better. However, we don't yet know if this will be possible or exactly what form the final benefits package will take. We will update you as we make more progress on this issue.

Q) Nortel Networks recently signed a major outsourcing deal with Computer Sciences Corp. (CSC). Will any Alteon employees be outsourced to CSC?

A) There are no current plans to outsource any Alteon employee to CSC or elsewhere.

Q) Will Alteon report Q1-FY01 numbers to the financial community?

A) Assuming the merger closes as expected, no, we will not.

Q) Will there be any renaming or rebranding of Alteon products?

A) There are no current plans to rename or rebrand any Alteon products. At some point after the merger closes, the front panel design will be changed to indicate, in an unobtrusive way, Nortel Networks' ownership of Alteon.

Q) Are we moving ahead with our plans to build a new Alteon campus?

A) Yes. We have signed a lease for two buildings with an option on two more. We plan to break ground in late September.

Q) Will Alteon field sales offices be merged with Nortel Networks field sales offices?

A) At this time, we anticipate that moving Alteon field employees into Nortel Networks field offices, as opposed to retaining separate Alteon field sales offices, will be left to the discretion of local Alteon field managers. Of course, any move into a local Nortel Networks office will also require the consent of the appropriate Nortel Networks personnel.

Caution Concerning Forward-Looking Statements

This filing contains certain statements that are based on Alteon's present expectations of future events. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by present expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to: the consummation of the contemplated merger involving Alteon and Nortel Networks, such as the risk that the companies may not obtain the required regulatory clearances or stockholder approval in a timely manner or at all; the timing and successful completion of technology and product development efforts; integration of the technologies and businesses of Alteon and Nortel Networks; and changing relationships with customers, suppliers and strategic partners.

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These and other risks associated with the businesses of Alteon and Nortel
Networks that may affect their operating results are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Alteon and Nortel Networks with the Securities and Exchange Commission.

Additional Information About the Merger

Alteon has mailed to its stockholders a proxy statement/prospectus containing information about Alteon, Nortel Networks and the Merger. In connection with the Merger, Nortel Networks filed a registration statement on SEC Form S-4. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they become available.

Alteon will be, and certain other persons will be, soliciting proxies from Alteon's stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Alteon and the directors and executive officers of Nortel Networks may be deemed to be participants in Alteon's solicitation of proxies. Information regarding the participants in the solicitation and a description of certain interests the directors and executive officers of Alteon have in the Merger is contained in the document filed with the SEC by Alteon pursuant to Rule 425 on July 28, 2000.

How to Obtain Documents from the Securities and Exchange Commission

In addition to the registration statement and the proxy statement/prospectus, Alteon and Nortel Networks file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may obtain free copies of these documents, as they are filed, through the website maintained by the SEC at http://www.sec.gov.

You may read and copy any reports, statements or other information filed by Alteon or Nortel Networks with the SEC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Alteon's and Nortel Networks' filings with the SEC are also available through commercial document-retrieval services.

How to Obtain Documents from Alteon

Free copies of the proxy statement/prospectus and other documents may also be obtained from Alteon by directing a request through the Investors Relations portion of Alteon's website at http://www.alteonwebsystems.com or by mail to Alteon WebSystems, Inc., 50 Great Oaks Blvd., San Jose, CA 94119, attention:
Investor Relations, telephone: (408) 360-5500.

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